November 30, 2018

Dwight Carlson
Chief Executive Officer
Coherix Inc
3980 Ranchero Drive
Ann Arbor, MI 48108

       Re: Coherix Inc

Dear Mr. Carlson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed November 5, 2018

The trade war between the United States and China . . ., page 14

1. We note the disclosure that tariffs imposed by China cover your products. Please expand to clarify whether you actually sell products into China, such that the tariff would apply.
       If so, quantify the amount of products that have been subject to those tariffs.
Dilution, page 19

2. Tell us and disclose why it is appropriate to assume that all options and warrants are exercised in measuring dilution. Also, since you disclose that you intend to repay convertible notes with proceeds from the offering, please also explain why it is appropriate to assume conversion of convertible notes in measuring dilution.
Results of Operations . . ., page 21

3. Please revise to clarify the effect that changes in price and volume had on the revenues for each period presented. Also, we note the comparative statements regarding increases in
       Predator3D revenues and license fees. Please revise to clarify the specific amounts of revenues and fees in the current and the prior period. Please also revise to disclose the
 Dwight Carlson
FirstName LastNameDwight Carlson
Coherix Inc
Comapany 30, 2018
November NameCoherix Inc
November 30, 2018 Page 2
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FirstName LastName
         effect that revenues from other product lines, such as Robust3D and Saber3D, had on the results you disclose.
4. Please revise to discuss the effect on your results of operations related to the royalty programs mentioned on pages 47 and F-20 and F-21 and the aggregate percentage of your revenues you will be required to pay each year under those programs. Also, we note the disclosures regarding your gross profit percentage. Please revise to clarify how gross profit related to product sales, as opposed to gross profit inclusive of license fees, changed for each period presented.
Debt Repayment, page 25

5. Please revise to clarify how the information in this table is consistent with the outstanding obligations disclosed on page F-3, particularly with respect to the amount that will be
         "unpaid" after this offering and planned new long-term debt. For example, if you will have other financial obligations outstanding, such as those disclosed on page F-3 or from planned long-term debt, please revise to eliminate any implication to the contrary.
Dependence on One or a Few Major Customers, page 37

6. Please expand to disclose the material terms of the licensing contract with Panasonic, such as the IP portfolio licensed to it, the "one application" to which the contract relates and applicable royalty rates. In this regard, we note that Exhibit 6.1 currently omits schedules to that contract. Please refile a complete version of that exhibit. Intellectual Property, page 38

7. We note the disclosure regarding 12 patents you hold and your software technology and hardware designs. Please revise to clarify which aspects of your software and hardware is covered by the patent rights referenced here. For example, we note the acquisition of a software platform mentioned on page 31 and subsequent creation of i-Cite3D. We also note the disclosure regarding your "proprietary" SHARK electronic modules.
Related Party Transactions, page 43

8. Please expand the second paragraph to clarify whether Mr. Carlson will receive any payments from the proceeds of this offering for deferred compensation owed to him.
         Please also tell us how your disclosure in this section includes the transactions referenced on page F-14, F-16, F-17, F-20 and F-48.
Shares Eligible for Future Sale, page 49

9. Please revise the third paragraph to clarify the number of shares that will be "freely tradable" after this offering. Please also revise to clarify the applicability of Rule 144 to future resales, given Rule 144(c). Please also refer to page 186 of Securities Act Release
         No. 9741.
 Dwight Carlson
Coherix Inc
November 30, 2018
Page 3
Financial Statements
Business and Operations, page F-1

10. Please expand the discussion regarding your company's ability to continue as a going concern to quantify the liabilities currently in default or otherwise past due and to describe the potential consequences to your business. Refer to ASC 205-40-50.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Special Counsel at (202) 551-3641 or Amanda
Ravitz, Assistant Director, at (202) 551-3528 with any other questions.



                                                              Sincerely,
FirstName LastNameDwight Carlson
                                                              Division of
Corporation Finance
Comapany NameCoherix Inc
                                                              Office of
Electronics and Machinery
November 30, 2018 Page 3
cc:       Jeanne Campanelli
FirstName LastName